Exhibit 99.1

21Vianet Responds to Allegations Made by a Short Seller

BEIJING, Sept. 10, 2014 (GLOBE NEWSWIRE)—21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, issued the following statement in response to allegations made by a short seller today:

21Vianet believes that the allegations made contain numerous errors, unsupported speculation and malicious interpretations of events. 21Vianet is committed to providing more detailed response to the allegations promptly and to rebutting false claims that attempt to undermine confidence in its business, financial condition and results of operations.

21Vianet remains focused on its business vision and strategy to become a leading Internet infrastructure service provider in China. 21Vianet intends to take all appropriate legal actions to defend itself against these malicious allegations and to protect the interest of its shareholders.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

CONTACT: Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Calvin Jiang

+1 (646) 405-4922

IR@21Vianet.com